UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   May, 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Directorate Change announcement dated 27 May 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 27, 2005                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 27, 2005                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                          BARCLAYS BOARD APPOINTMENTS

Barclays PLC and Barclays Bank PLC are pleased to announce the following appointments to the Boards of Directors, effective from 1 June 2005.

Robert E Diamond Jr, Chief Executive of Investment Banking and Investment Management, joins the Board as an executive Director. He is also appointed President of Barclays Plc, reflecting the global nature of the businesses he leads and his role in developing global relationships with national and multinational corporates, institutions and governments. He reports to Group Chief Executive John Varley.

Barclays Group Chairman Matthew W Barrett said: "Bob Diamond's inspired leadership and management of Barclays Capital and BGI has created significant value and established Barclays at the forefront of investment banking and investment management. Barclays Capital and BGI are among the global leaders in their sectors and contribute a significant portion of the Group's overall profits and growth. This appointment strengthens both the breadth of talent on the Board and corporate governance."

Robert K Steel, previously Vice Chairman of Goldman Sachs and currently a Senior Fellow of Harvard University's John F Kennedy School of Government, joins the two boards as a Non-Executive Director.

Mr Barrett said: "Bob Steel has had a distinguished career as a senior executive in one of the world's foremost financial institutions, including important leadership roles in both the United States and in Europe. He brings extensive knowledge and experience of global financial services and will make a significant contribution to our deliberations as we drive our global growth strategy forward."

Details of Mr Diamond's contractual arrangements and interests in shares of Barclays Group companies are attached to this announcement.

Notification of Robert E Diamond Jr's interests: Companies Act 1985 s.329

The appointment of Mr Diamond as an executive Director of Barclays PLC and Barclays Bank PLC ("Bank") will become effective on 1 June 2005.

Mr Diamond has given written notice today to Barclays PLC and the Bank of his share interests in Barclays Group companies.

Below are the main points of Mr Diamond's service contract as an executive Director of Barclays PLC and the details of Mr Diamond's interests in Barclays PLC ordinary shares ("Shares").

Service Contract
Key terms of the service contract for Mr Diamond, who becomes an executive Director on 1 June 2005, are set out below.

Job Title
President, Barclays PLC and CEO, Investment Banking and Investment Management.

Salary
Basic salary: GBP250,000 per annum.

Performance related bonus
The Board HR and Remuneration Committee will determine the size of any award, which will be discretionary, dependent on both business and individual performance. Any award will be comprised of two elements:

*       Cash: GBP0 to GBP7,500,000

*       Deferred share award under ESAS: GBP0 to GBP2,500,000

Long Term Incentive Plan (Performance Share Plan)
The Board HR and Remuneration Committee will determine the size of awards of performance shares under the shareholder approved Performance Share Plan, which will be up to GBP275,000 in 2005 and up to GBP5,000,000 in 2006.

Benefits
Benefits in kind, which may include life cover, the use of a Bank owned vehicle or cash equivalent, medical insurance and tax advice.

Pension
Member of US defined benefit pension plan on similar terms to other US senior executives.

Notice Period
The service contract provides for a notice period of 12 months from Barclays or a notice period of 6 months from Mr Diamond.

Severance arrangements
On termination, the service contract for Mr Diamond provides for a pro-rated phased payment of his notice entitlement and he has an explicit duty to mitigate his loss.

Contract Availability
The service contracts for all executive directors of Barclays PLC and the Bank are held by the Barclays Corporate Secretariat and are available for inspection during normal business hours at the Group's Head Office: 1 Churchill Place, London E14 5HP. Mr Diamond's contract will be available for inspection from 1 June 2005.

Potential Future Awards
Mr Diamond's annual reward package will range between GBP250,000 and GBP15,250,000 depending on the level of performance achieved. The vast majority of his potential reward is variable and based on performance, and over 50% of his package will be recommended for delivery in awards of Shares.

Beneficial Interests in Barclays PLC ordinary shares
1,357,318 Shares

Executive Share Award Scheme (ESAS) - the Barclays PLC deferred share award plan

       1                         2                            3
Number at 1st             Date of Grant              Nil cost option
June 2005 (a)             of nil cost                granted at 3rd
                          option                     anniversary (b)

6,463,174                 23.02.04                   428,380

Note:
(a) ESAS is a deferred share award plan in which awards are initially granted in the form of a provisional allocation and do not give rise to any entitlement to the Shares under award. These awards were granted in the years up to 2005 and include mandatory bonus deferrals.
(b) The Shares under option in column 3 above are already included in the numbers shown in column 1. The number of Shares under option in column 3 does not include 40,501 accumulated dividend Shares also subject to the option.

No consideration was paid for the grant of any award.

Incentive Share Option Plan (ISOP) - one of the Barclays PLC closed performance linked share option plans

Date of Grant         Number of    Vested or    Maximum number    Exercise price
                   Target Award   unvested          over which       per share
                   Shares under                    potentially
                option ('000s)                     exercisable
                                                     ('000s)
     12.03.01             100       Vested                 -             GBP5.34
     20.03.02             120       Vested                 -             GBP5.20
     14.03.03             120     Unvested               400             GBP3.26
     23.03.04             180     Unvested               720             GBP4.80

No consideration was paid for the grant of the options. Options are granted at an exercise price per Share set at the market price of a Share at the date of grant.

Executive Share Option Scheme - one of the Barclays PLC closed performance linked share option schemes

Date of Grant              Shares                   Exercise Price
                                                    per Share


14.08.98                   100,000                  GBP3.97

No consideration was paid for the grant of the option. The option was granted at an exercise price per share set at the market price of a Barclays PLC Share at the date of grant.

Barclays Capital: Retained Incentive Opportunity

Mr Diamond retains an opportunity to be considered for an award in February 2008 up to a maximum value of GBP14,850,000 subject to stringent performance criteria based on delivery of economic profit growth at Barclays Capital over the period 2005 to 2007.

Beneficial Interests in Barclays Global Investors UK Holdings Limited (BGIUKHL) 'A' ordinary shares

100,000 'A' ordinary shares

BGIUKHL - Equity Ownership Plan - a share option plan

Date of Grant                         Number of                 Exercise price
                                      BGIUKHL shares            per share
                                      under option

26.03.04                              200,000                   GBP20.11

No consideration was paid for the grant of the option. Options are granted at an exercise price per share set at the value of a BGIUKHL share at the date of grant.

Potential Interest in shares held in Group Employee Benefit Trusts
In addition, Mr Diamond, together with the other directors and senior executives of Barclays PLC, have an interest as potential beneficiaries of 134,250,358 in Shares held by the independent trustees of the Barclays Group employee benefit trusts. These are discretionary trusts established for the benefit of Barclays Group employees and former employees (and in each case their families) all of whom are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Shares held in them. No consideration is payable by a potential beneficiary for the acquisition of such an interest under the trusts.

There are no other details that are required to be disclosed in respect of Mr Diamond's appointment under paragraphs 6.F.2 (b) - (g) and 16.4 of the Listing Rules of the UK Listing Authority.

For further information please contact:

Investor Relations         Media Relations
Cathy Turner               Leigh Bruce
+44 (0) 20 7116 2933       +44 (0) 20 7116 6083